UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

Akari Therapeutics Plc
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

00972G207
(CUSIP Number)

Jay H. Knight
Barnes & Thornburg LLP
1600 West End Avenue, Suite 800
Nashville, Tennessee 37203-3494
(615) 621-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 8  Pages
Exhibit Index Found on Page 7

SCHEDULE 13D
CUSIP No. 00972G207

(1)	Names of reporting persons Charles Steve Theofilos, M.D.
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 1,061,007 ADSs (as defined in the Preliminary Note) representing 2,122,014,000 Ordinary Shares (as defined in Item 1) and hold Series C Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 1,061,007 ADSs.  Due to exercise limitations set forth in the Series C Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise Series C Warrants for up to an aggregate of 124,368 ADSs representing 248,736,000 Ordinary Shares.  Accordingly, as of the date of this filing the aggregate ADSs and Series C Warrants held by the reporting persons represent beneficial ownership of 9.99% of the class of Ordinary Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,370,750,000 (1)
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,370,750,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person 2,370,750,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.99% (2)
(14)	Type of reporting person (see instructions) IN

(1)  Includes: (a) 2,122,014,000 Ordinary Shares represented by ADSs; and (b) 248,736,000 Ordinary Shares represented by 124,368 ADSs for which Series C Warrants are exercisable within the next 60 days.  Excludes 1,873,278,000 Ordinary Shares represented by 936,639 ADSs for which Series C Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).  Such ADSs and Series C Warrants are held in a joint account by Dr. Theofilos and Kathryn Theofilos, his spouse.
(2)  Based on 23,482,497,523 Ordinary Shares outstanding as of May 31, 2024, as per information provided to the Reporting Persons by the Issuer.  See Item 5.

Page 2 of 8 Pages

SCHEDULE 13D
CUSIP No. 00972G207

(1)	Names of reporting persons Kathryn Theofilos
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
** The reporting persons making this filing hold an aggregate of 1,061,007 ADSs (as defined in the Preliminary Note) representing 2,122,014,000 Ordinary Shares (as defined in Item 1) and hold Series C Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 1,061,007 ADSs.  Due to exercise limitations set forth in the Series C Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons have the right to exercise Series C Warrants for up to an aggregate of 124,368 ADSs representing 248,736,000 Ordinary Shares.  Accordingly, as of the date of this filing the aggregate ADSs and Series C Warrants held by the reporting persons represent beneficial ownership of 9.99% of the class of Ordinary Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,370,750,000 (1)
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,370,750,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person 2,370,750,000 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.99% (2)
(14)	Type of reporting person (see instructions) IN

(1)  Includes: (a) 2,122,014,000 Ordinary Shares represented by ADSs; and (b) 248,736,000 Ordinary Shares represented by 124,368 ADSs for which Series C Warrants are exercisable within the next 60 days.  Excludes 1,873,278,000 Ordinary Shares represented by 936,639 ADSs for which Series C Warrants are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).  Such ADSs and Series C Warrants are held in a joint account by Mrs. Theofilos and Dr. Theofilos, her spouse.
(2)  Based on 23,482,497,523 Ordinary Shares outstanding as of May 31, 2024, as per information provided to the Reporting Persons by the Issuer.  See Item 5.

Page 3 of 8 Pages

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof, the Reporting Persons hold an aggregate of: (i) 1,061,007 American Depository Shares (the “ADSs”), each of which represents, and at the holder’s option is convertible into, 2,000 Ordinary Shares; and (ii) 1,061,007 Series C Warrants (the “Series C Warrants”), issued on May 31, 2024, each of which is currently exercisable, subject to the Beneficial Ownership Limitation (as defined below), for one ADS at an exercise price of $1.76 per ADS.

The terms of the Series C Warrants provide that Series C Warrants may not be exercised to the extent that, after giving effect to such exercise, the holder (together with the holder’s Attribution Parties, as defined therein) would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the Ordinary Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation permits the Reporting Persons to exercise Series C Warrants for an aggregate of not more than 124,368 ADSs.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining 936,639 Series C Warrants held by the Reporting Persons are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “May 2024 Private Placement” refers to the Issuer’s private placement which, as disclosed by the Issuer in its Form 8-K filed with the SEC on June 4, 2024, closed on May 31, 2024 and entailed the issuance and sale by the Issuer of 3,817,553 ADSs and Series C Warrants to purchase up to 3,817,553 ADSs.

  Item 1. Security and Issuer

  This statement relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Akari Therapeutics, Plc (the “Issuer”).  The principal executive office of the Issuer is 22 Boston Wharf Road FL 7, Boston, MA 02210.

Item 2. Identity and Background

(a)
This Schedule 13D is being filed by: (i) Charles Steve Theofilos, M.D. (“Dr. Theofilos”); and (ii) Kathryn Theofilos (“Mrs. Theofilos”).  Dr. Theofilos and Mrs. Theofilos are together referred to herein as the “Reporting Persons.”

(b)	The principal business address of each of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.

(c)
Dr. Theofilos is a retired neurosurgeon who founded The Spine Center in Palm Beach Gardens, FL in 1996. He also founded and serves as President of Theo Concepts, LLC and Founder of The Theo Group, a family office.

Mrs. Theofilos is President/CEO of The Theo Group, a family office, and an attorney and manager-member of Theofilos Law, P.L.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Theofilos and Mrs. Theofilos are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons’ acquisition of the ADSs and Series C Warrants was made using an aggregate $2 million of personal funds of the Reporting Persons.

Item 4. Purpose of Transaction

The disclosure set forth in Item 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the ADSs and Series C Warrants for investment purposes.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of ADSs, warrants or other securities of the Issuer, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional ADSs, warrants or other securities of the Issuer or transfer or dispose of any or all of its ADSs, warrants or other securities of the Issuer, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the ADSs, warrants, and/or such other securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.  None of the Reporting Persons has made a determination regarding a maximum or minimum number of ADSs, warrants, or other securities of the Issuer which it may hold at any point in time.

Consistent with their investment purpose and subject to any applicable confidentiality obligations, one or more Reporting Persons or their representatives may engage in communications regarding the Issuer with other persons, including, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer.  Such communications may relate, without limitation, to the Issuer’s strategy, operations, capital structure, corporate governance, and/or any current or future initiatives that may be proposed or adopted by the Issuer’s management or Board of Directors.  During the course of such communications, the Reporting Persons or such representatives may advocate or oppose one or more courses of action.  In addition, Dr. Theofilos has communicated and intends to continue to communicate with the Issuer’s management and board of directors about potential service as a director of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Page 4 of 8 Pages

Item 5. Interest in Securities of the Company

(a)-(b).

The ownership information set forth herein is calculated based upon the 23,482,497,523 Ordinary Shares outstanding as of May 31, 2024, as per information provided to the Reporting Persons by the Issuer.

Person	Total Ordinary Shares Beneficially Owned	Percent of Class Outstanding	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Charles Steve Theofilos, M.D.	2,370,750,000 (1)	9.99%	0	2,370,750,000	0	2,370,750,000
Kathryn Theofilos	2,370,750,000 (1)	9.99%	0	2,370,750,000	0	2,370,750,000
(1)  Includes: (a) 2,122,014,000 Ordinary Shares represented by ADSs; and (b) 248,736,000 Ordinary Shares represented by 124,368 ADSs for which Series C Warrants are exercisable within the next 60 days.  Excludes 1,873,278,000 Ordinary Shares represented by 936,639 ADSs for which Series C Warrants are not currently exercisable due to the Beneficial Ownership Limitation.

(c).

On May 31, 2024, the Reporting Persons, jointly, purchased from the Issuer in the May 2024 Private Placement (i) 1,061,007 ADSs and (ii) Series C Warrants to purchase up to 1,061,007 ADSs at an exercise price of $1.76 per ADS.  Each ADS and Series C Warrant was purchased for a combined effective purchase price of $1.885.  Other than the foregoing, none of the Reporting Persons has engaged in any transactions with respect to shares of Common Stock during the 60 days before the date of this filing.

(d).

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e).

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The disclosure set forth in Items 3, 4 and 5 above is hereby incorporated by reference in this Item 6.

May 2024 Purchase Agreement

On May 31, 2024, the Reporting Persons, jointly, purchased from the Issuer in the May 2024 Private Placement (i) 1,061,007 ADSs and (ii) Series C Warrants to purchase up to 1,061,007 ADSs.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of May 29, 2024 (the “May 2024 Purchase Agreement”), among the Issuer, the Reporting Persons, and the other parties thereto.  The May 2024 Purchase Agreement contains customary terms and conditions.

The foregoing description of the May 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of May 2024 Purchase Agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 4, 2024 and is hereby incorporated herein by reference.

Series C Warrants

Pursuant to the May 2024 Purchase Agreement, on May 31, 2024 the Issuer issued to the Reporting Persons Series C Warrants entitling the holder thereof to purchase up to 1,061,007 ADSs at an exercise price of $1.76 per ADS, subject to adjustment as provided therein.  The Series C Warrants are immediately exercisable subject to the terms thereof and expire on May 31, 2027.

The foregoing description of the Series C Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Series C Warrant, a copy of which was filed by the Issuer as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 4, 2024 and is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 2 the Form of Securities Purchase Agreement, dated as of May 31, 2024, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 4, 2024.

There is filed herewith as Exhibit 3 the Form of Series C Warrant, incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 4, 2024.

Page 5 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

Dr. Charles Theofilos
/s/ Dr. Charles Theofilos
Kathryn Theofilos /s/ Kathryn Theofilos

Page 6 of 8 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated June 18, 2024
2.	Form of Securities Purchase Agreement, dated as of May 31, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 4, 2024)
3.	Form of Series C Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 4, 2024)

Page 7 of 8 Pages

EXHIBIT 1
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: June 18, 2024

Dr. Charles Theofilos
/s/ Dr. Charles Theofilos
Kathryn Theofilos /s/ Kathryn Theofilos

Page 8 of 8 Pages